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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-37710

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/2006 (MM/DD/YY) AND ENDING 03/31/2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Mizuho Securities USA Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
1251 Avenue of the Americas, 33rd Floor
(No. and Street)

New York	**New York**	**10020**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
George Parry **(201) 626-1247**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

5 Times Square	**New York**	**NY**	**10036**
(Address)	(City)	(State)	(Zip Code)

PROCESSED
AUG 2 7 2007
THOMSON FINANCIAL

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAY 3 0 2007
BRANCH OF REGISTRATIONS AND EXAMINATIONS
05

CHECK ONE:
- x Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (05-01)

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, George Parry, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Mizuho Securities USA Inc., as of March 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer.

MARIA ANNUNZIATA
Notary Public, State of New Jersey
No. 2315563
Commission Expires June 3, 09

[signature]
Signature

Executive Director & Chief Financial Officer
Title

[signature] 5/23/07
Notary Public

This report** contains (check all applicable boxes):

- x (a) Facing page.
- x (b) Statement of Financial Condition.
- (c) Statement of Income (Loss).
- (d) Statement of Changes in Financial Condition.
- (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- (g) Computation of Net Capital.
- (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- x (l) An Oath or Affirmation.
- (m) A copy of the SIPC Supplemental Report.
- (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- (o) Schedule of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges.
- (p) Statement of Secured Amount and Funds Held in Separate Accounts for Foreign Futures and Options Customers Pursuant to Commission Regulation 30.7.
- (q) Supplementary Report of Independent Auditors on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

Mizuho Securities USA Inc.

March 31, 2007

with Report of Independent Registered Public Accounting Firm

A copy of the report of independent registered public accounting firm on internal control is currently available for inspection at the principal office of the Securities and Exchange Commission in Washington, D.C. and the North East regional office of the Securities and Exchange Commission, the region in which Mizuho Securities U.S.A. Inc. has its principal place of business.

Mizuho Securities USA Inc.
Consolidated Statement of Financial Condition

March 31, 2007

Contents

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder
Mizuho Securities USA Inc.

We have audited the accompanying consolidated statement of financial condition of Mizuho Securities USA Inc. (the "Company") as of March 31, 2007. This consolidated statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the consolidated financial position of the Company at March 31, 2007 in conformity with accounting principles generally accepted in the United States.

May 15, 2007

Ernst & Young LLP

Mizuho Securities USA Inc.
Consolidated Statement of Financial Condition
March 31, 2007
(In thousands)

Assets	
Cash and cash equivalents	$ 101,854
Securities segregated for regulatory purposes	44,807
Securities purchased under agreements to resell	11,047,718
Securities borrowed	4,224,166
Securities owned, at fair value:	
Unencumbered	1,272
Encumbered	2,479,263
Deposits with clearing organizations and others	44,235
Accrued interest receivable	17,130
Receivables from brokers/dealers, clearing organizations and customers	265,108
Exchange memberships, at cost (market value of $42,077)	8,159
Property, equipment, and leasehold improvements, net of accumulated depreciation and amortization of $22,903	20,763
Other assets	22,084
Total assets	$ 18,276,559
Liabilities and stockholder's equity	
Securities sold under agreements to repurchase	$ 13,136,709
Securities sold, not yet purchased, at fair value	1,973,808
Securities loaned	1,101,553
Payables to brokers/dealers, clearing organizations and customers	1,714,241
Accrued interest payable	20,749
Short-term bank loan	36,326
Other liabilities	55,902
	18,039,288
Commitments and contingent liabilities	
Subordinated borrowings	50,000
Stockholder's equity	187,271
Total liabilities and stockholder's equity	$ 18,276,559

See accompanying notes to consolidated statement of financial condition.

1. Organization and Basis of Presentation

The consolidated statement of financial condition includes the accounts of Mizuho Securities USA Inc. and its wholly owned subsidiary, Mizuho Futures (Singapore) Pte Ltd ("MHFS") (collectively the "Company"). All material intercompany balances and transactions have been eliminated. The Company is a wholly-owned subsidiary of Mizuho Securities Co., Ltd, which, in turn, is 81.5% owned by Mizuho Corporate Bank, Ltd. ("MHCB"), whose ultimate parent is Mizuho Financial Group, Inc. ("MHFG"), and 18.5% owned by Norinchukin Bank ("NB"). MHFG is a holding company listed on the Tokyo, Osaka, and New York Stock Exchanges and that provides comprehensive financial services through its subsidiaries. NB is the central bank for Japanese agricultural, forestry, and fishery cooperative systems. The Company engages in material transactions with its affiliates.

The Company is a registered broker/dealer with the Securities and Exchange Commission ("SEC"), a member of the National Association of Securities Dealers, Inc. ("NASD"), a registered futures commission merchant with the Commodity Futures Trading Commission, and a member of the National Futures Association. The Company also is a member of most major international futures exchanges, including the Chicago Mercantile Exchange ("CME"), the Chicago Board of Trade, the New York Mercantile Exchange, the London International Financial Futures Exchange, Eurex and through its wholly-owned subsidiary, the Singapore Exchange. The Company is a primary dealer in U.S. Government and Government-Sponsored Enterprises securities and acts as broker for customers buying and selling fixed income and equity securities and financial futures and options on futures contracts.

The company has 10,000 shares authorized, 1,000 shares issued and outstanding with a value of $231 per share.

2. Significant Accounting Policies

Securities Transactions
Securities owned and securities sold, not yet purchased, and contracts for financial futures and options are recorded on a trade date basis at fair value. Fair value is generally based upon quoted market prices.

Collateralized Securities Transactions
Securities purchased under agreements to resell ("resale agreements") or sold under agreements to repurchase ("repurchase agreements") are collateralized by U.S. government and agency obligations and are recorded at contract price, plus accrued interest. They are accounted for as collateralized financing transactions except where the Company does not have an agreement to sell (or purchase) the same or substantially the same securities before maturity at a fixed or determinable price. The Company takes possession of securities obtained as collateral for resale agreements at the time such agreements are made.

2. Significant Accounting Policies (continued)

The Company is required to provide securities to counterparties in order to collateralize repurchase agreements. The market value of these underlying assets is reviewed daily and additional cash or other collateral is obtained or returned as necessary.

Counterparties are principally major domestic and foreign financial institutions, corporations, fund managers, and governmental entities.

Securities borrowed and securities loaned are reported as collateralized financing transactions. They are recorded at the amount of cash collateral advanced or received by the Company, plus accrued interest. The Company monitors the market value of securities borrowed and loaned daily and additional cash or other collateral is obtained or returned as necessary.

Substantially all of the securities obtained by the Company under resale and securities borrow agreements have been either pledged or otherwise transferred to others in connection with the Company's financing activities or to satisfy its commitments under proprietary short sales.

When specific conditions are met, including the existence of a legally enforceable master netting agreement, resale agreements and securities borrowed are netted against repurchase agreements and securities loaned, respectively, on the consolidated statement of financial condition as permitted under Financial Accounting Standards Board Interpretation No. 39, "Offsetting of Amounts Related to Certain Contracts" and Interpretation No. 41, "Offsetting of Amounts Related to Certain Repurchase and Reverse Repurchase Agreements."

Included in securities segregated for regulatory purposes on the consolidated statement of financial condition are qualified securities, as defined, received as collateral in resale and securities borrowed transactions. The securities are maintained in a special reserve bank account pursuant to SEC Rule 15c3-3.

Translation of Foreign Currencies
The Company accounts for its transactions denominated in foreign currencies in accordance with Financial Accounting Standards Board Statement No. 52, "Foreign Currency Translation." Assets and liabilities denominated in foreign currencies are translated at the rate of exchange on the consolidated statement of financial condition date.

Property and Equipment
Property and equipment are depreciated on the straight-line basis over their estimated useful lives. Leasehold improvements are amortized over the shorter of the economic useful life of the asset or the remaining term of the lease.

2. Significant Accounting Policies (continued)

Estimates
The preparation of the consolidated statement of financial condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated statement of financial condition. Actual results could differ from those estimates.

Fair Value of Financial Instruments
Substantially all of the Company's financial instruments are carried at fair value or amounts approximating fair value. Assets, including cash and cash equivalents, securities segregated for regulatory purposes, deposits with clearing organizations and others, securities owned, securities borrowed or purchased under agreements to resell, and certain receivables are carried at fair value or contracted amounts which approximate fair value. Liabilities, including commitments for securities sold, not yet purchased, securities loaned or sold under agreements to repurchase, certain payables, and subordinated borrowings are carried at fair value or contracted amounts approximating fair value.

Cash and Cash Equivalents
Cash and cash equivalents are defined as highly liquid investments, which includes money market instruments and commercial paper and are carried at cost plus accrued interest, which approximates fair value.

Market and Credit Risk
The Company enters into various transactions that involve varying degrees of both market and credit risk. The Company monitors its exposure to these risks on a daily basis through a variety of financial, security position and credit exposure reporting and control procedures.

Memberships and Stock in Exchanges
Memberships and stock in exchanges held for operating purposes are carried at cost.

Income Taxes
The Company accounts for incomes taxes under the provisions of SFAS No. 109, "Accounting for Income Taxes." The Company recognizes the current and deferred tax consequences of all transactions that have been recognized in the consolidated statement of financial condition using the provisions of the enacted tax laws.

(In thousands, except for per share amounts)

3. Securities Owned and Securities Sold, Not Yet Purchased

Securities owned and securities sold, not yet purchased, consist of U.S. government and agency obligations. Securities sold, not yet purchased result in off-balance sheet risk as the Company's ultimate obligation is to acquire the securities at then prevailing market prices, which may exceed the amount reflected on the consolidated statement of financial condition. Securities owned - encumbered, included in the consolidated statement of financial condition, represent proprietary positions which have been pledged as collateral to counterparties on terms which permit the counterparties to sell or repledge the securities to others.

4. Receivables from and Payables to Brokers/Dealers, Clearing Organizations and Customers

Amounts receivable from and payable to brokers/dealers, clearing organizations and customers at March 31, 2007 consist of the following:

	Receivables	Payables
Net payable for trades pending settlement	$ –	$ 978,747
Clearing organizations	227,130	14,370
Securities failed to deliver/receive	7,177	11,513
Futures customers	27,031	700,038
Other customers	1,854	2,342
Other	1,916	7,231
	$ 265,108	$ 1,714,241

Net payable for trades pending settlement represents the contract price of securities to be delivered or received by the Company. Should a counterparty fail to deliver the securities to the Company, the Company may be required to purchase identical securities on the open market. The value of such securities at March 31, 2007 approximates the amounts owed.

Trades pending settlement at March 31, 2007 were settled without a material effect on the Company's consolidated statement of financial condition.

Receivable from and payable to futures customers represent balances arising in connection with futures transactions, including gains and losses on open commodity futures contracts.

(In thousands, except for per share amounts)

5. Subordinated Borrowing

Subordinated borrowing from MHCB, in the amount of $50,000, matures on April 30, 2007. At March 31, 2007, this borrowing bears interest at approximately 5.66%, which is variable based on changes in LIBOR (London Interbank Offered Rate) and resets on a quarterly basis. This borrowing is subordinated to claims of general creditors, is covered by an agreement approved by the NASD and the CME and is included by the Company for purposes of computing net capital under the SEC's Uniform Net Capital Rule. To the extent that this borrowing is required for the Company's continued compliance with minimum net capital requirements, it may not be repaid.

In April of 2007, the Company received a subordinated borrowing of $50,000 from MHSC. This new subordinated borrowing has a maturity date of April 27, 2012 and was approved by the NASD and CME for purposes of the net capital computation.

6. Related Party Transactions

In the normal course of business, the Company enters into transactions with affiliated companies. At March 31, 2007, the consolidated statement of financial condition included the following balances with affiliates:

Assets	
Cash and cash equivalents	$ 9,500
Securities purchased under agreements to resell	4,555,481
Receivables from brokers/dealers, clearing organizations and customers	21,882
Securities borrowed	1,423
Other assets	13,146
Liabilities	
Securities sold under agreements to repurchase	$ 2,309,339
Payables to brokers/dealers clearing organizations and customers	354,565
Securities loaned	169,634
Other liabilities	6,829

7. Employee Benefit Plan

Substantially all employees of the Company are covered by the Company's defined contribution benefit plan. The Company's contribution is determined under provisions of the plan.

(In thousands, except for per share amounts)

8. Income Taxes

The Company files federal income tax returns on a separate company basis. The Company also files various state and local income tax returns both on a consolidated/combined basis and a separate company basis.

As of March 31, 2007, the Company had utilized the full value of its federal net operating loss ("NOL") carry-over from prior years.

As of March 31, 2007, the Company had a deferred tax asset ("DTA") of $3,483, net of a valuation allowance of $2,201, which is included in other assets in the consolidated statement of financial condition. The net DTA consists primarily of accrued expenses not currently deductible for tax purposes. The valuation allowance of $2,201 is provided against the New Jersey Alternative Minimum Assessment ("AMA") credit carryfoward because management believes that it is more likely than not that this portion will not be realized.

Undistributed earnings of MHFS decreased by $576 for the year ended March 31, 2007. Those earnings are considered to be indefinitely reinvested and accordingly, no provision for U.S. federal and state income taxes has been provided thereon. Upon distribution of those earnings in the form of dividends or otherwise, the company would be subject to both U.S. income taxes (subject to an adjustment for foreign tax credits) and withholding taxes payable. As of March 31, 2007 accumulated undistributed earnings of MHFS was $7,990.

In June 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109, ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an entity's statement of financial condition and provides guidance on the recognition, de-recognition and measurement of benefits related to an entity's uncertain tax positions. FIN 48 is effective for the Company beginning in fiscal year 2008. The Company does not expect the adoption of FIN 48 to have a significant impact on its financial position.

9. Financial Instruments

In the normal course of business, the Company enters into a variety of derivative financial instrument transactions in order to meet its financing and hedging needs and to reduce its exposure to interest rate risk in connection with its trading activities.

These derivative financial instruments include forward and futures contracts, options on U.S. government securities and options on futures contracts. All contracts, except commitments to enter into future resale and repurchase agreements, are valued at market.

9. Financial Instruments (continued)

Futures contracts provide for the delayed delivery or purchase of securities at a specified future date at a specified price or yield. Futures contracts are exchange traded and cash settlement is made on a daily basis for market movements. The clearing organization acts as the counterparty to specific transactions and bears the risk of delivery to and from counterparties to specific positions.

As a seller of options, the Company receives a premium at the outset and then bears the risk of unfavorable changes in the price of the financial instruments underlying the option. Options on futures contracts are contracts that allow the owner of the option to purchase or sell the underlying futures contract at a specified price and within a specified period of time.

The Company's risk of loss in the event of counterparty default is limited to the current fair value or the replacement cost on contracts in which the Company has recorded an unrealized gain. Options sold do not expose the Company to credit risk since they do not obligate the counterparty to perform. Transactions in futures contracts are conducted through regulated exchanges, which have margin requirements and are settled on a daily basis.

The Company executes third-party customer and affiliated customer transactions for the purchase and sale of commodity futures contracts and options on futures contracts.

Substantially all of the Company's customer balances are payable to customers in the banking and finance industries or commodity pools. Volatile trading markets can directly affect the customers' ability to satisfy their obligations to the Company. In such event, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customers' obligations. Such transactions may expose the Company to off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur.

The Company's customer commodities activities are transacted on a cash and margin basis. In commodity margin transactions, the customer is required to maintain a portion of the notional value of open futures or options on futures contracts in the form of excess cash in the account. The margin rate applied to the Company's customers is determined by various regulatory and internal margin requirements. The Company also requires its commodity customers to fully collateralize the market value of open trade positions with cash and securities in the customer's account. The Company monitors required margin levels daily and, pursuant to such guidelines, requires customers to deposit additional collateral or to reduce positions, when necessary.

(In thousands, except for per share amounts)

9. Financial Instruments (continued)

The Company is engaged in various other trading and brokerage activities in which counterparties primarily include brokers/dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review the credit standing of each counterparty on a periodic basis.

In the normal course of business, the Company executes and clears futures, forwards, physicals, options, and securities transactions for the accounts of its customers, primarily financial institutions and affiliates. Certain transactions are introduced to other clearing brokers. As such, the Company guarantees to the respective clearing houses or other brokers its customers' performance under these contracts. In accordance with regulatory requirements and market practice, the Company requires its customers to meet, at a minimum, the margin requirements established by each of the exchanges at which contracts are traded. Exchange-traded financial instruments, such as futures and options, generally do not give rise to significant unsecured counterparty exposure.

10. Commitments and Contingencies

The Company has minimum annual rental commitments for office spaces under non-cancelable leases with initial terms in excess of one year, as follows:

Fiscal Year	Amount
2007	$ 3,575
2008	3,459
2009	3,533
2010	3,545
2011	2,571
2012	1,823
Thereafter	7,429
	$ 25,935

Rentals are subject to periodic escalation charges and do not include amounts payable for insurance, taxes and maintenance. In addition, minimum commitments have not been reduced by future sublease rental income of $2,598.

The Company entered into an agreement with the New Jersey Economic Development Authority to receive Business Employment Incentive Grants. As of March 31, 2007, the cumulative amount of grants the Company has recorded is $3,394.

(In thousands, except for per share amounts)

10. Commitments and Contingencies (continued)

Pursuant to the agreement, the Company must continuously maintain at least 25 employees in its Hoboken, New Jersey office until November 30, 2016 in order to receive future grants and to retain the grants received. The Company currently has employees in excess of this threshold.

The company is a defendant in a legal proceeding arising from its regular business activities. While the ultimate results of this proceeding against the company cannot be predicted with certainty, after consulting with outside counsel, the company believes that the resolution of any of these matters will not have a material adverse effect on its financial position.

11. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital. The Company computes its net capital under the alternative method permitted by Rule 15c3-1. This method requires that minimum net capital not be less than the greater of $500 or 2% of aggregate debit items arising from customer transactions pursuant to SEC Rule 15c3-3, plus excess margin collected on securities collected on resale agreements, as defined, or 8% of total risk margin requirement for all positions carried in futures customer accounts, plus 4% of total risk margin requirement for all positions carried in futures non-customer accounts pursuant to the Commodity Exchange Act.

At March 31, 2007, the Company's net capital of $140,210 was $119,024 in excess of required net capital. Advances to affiliates, repayment of subordinated liabilities, dividend payments and other equity withdrawals are subject to certain limitations and other provisions of the net capital rules of the SEC and other regulators.

MHFS is also subject to capital adequacy requirements. As of March 31, 2007, this subsidiary was in compliance with its local capital adequacy requirements.

12. Assets Segregated or Held in Separate Accounts

Included in the consolidated statement of financial condition are assets segregated or held in separate accounts under the Commodity Exchange Act at March 31, 2007:

Cash and cash equivalents	$	14,610
Securities purchased under agreements to resell		139,024
Securities borrowed		70,368
Securities owned		51,112
Receivables from brokers/dealers, clearing organizations and customers		34,771
Payables to brokers/dealers, clearing organizations and customers		15,746
Total	$	325,631

(In thousands, except for per share amounts)

12. Assets Segregated or Held in Separate Accounts (continued)

Assets are also segregated in a special reserve bank account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission. At March 31, 2007, securities owned at fair value of $44,807 were segregated under this Rule, and are reflected in securities segregated for regulatory purposes on the statement of financial condition. An additional $7,939 was deposited on April 3, 2007.


END